Schedule 13D                                                        Page 1 of 17

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              Click Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Common Stock with par value of $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18681D-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Horing
                       Insight Venture Associates III, LLC
                                680 Fifth Avenue
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Venture Associates III, LLC
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       WC, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization    Insight Venture Associates III,
        LLC is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            0
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          1,524,169*
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       0
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     1,524,169*
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,524,169*

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      18.8%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             OO

  *The Issuer's records reflect that certain affiliates of Insight Venture Associates III, LLC beneficially own an aggregate of 1,523,331 shares of the Issuer's Common Stock, a difference of 838 shares. The Reporting Persons are attempting to reconcile this difference with the Issuer.

Schedule 13D                                                        Page 3 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Capital Partners III, L.P.
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
        3.  SEC Use Only

--------------------------------------------------------------------------------
        4.  Source of Funds (See Instructions)       WC, BK

--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        6.  Citizenship or Place of Organization        Insight Capital Partners
            III, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            1,071,092
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          0
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       1,071,092
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,071,092

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      13.2%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             PN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Capital Partners III Co-Investors, L.P.
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       WC, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization    Insight Capital Partners III
        Co-Investors, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            187,748
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          0
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       187,748
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person     187,748

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      2.3%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             PN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Insight Capital Partners (Cayman) III, L.P.
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       WC, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization    Insight Capital Partners
        (Cayman) III, L.P. is organized under the laws of the Cayman Islands.
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            265,329
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          0
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       265,329
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person     265,329

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      3.3%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             PN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 6 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Jeffrey Horing
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       PF, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization USA

--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            9,523
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          1,524,169
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       9,523
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     1,524,169
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,533,692

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      19.0%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             IN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 7 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Scott Maxwell
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       PF, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            0
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          1,524,169
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       0
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     1,524,169
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,524,169

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      18.8%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             IN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 8 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Jerry Murdock
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       PF, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            45,183
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          1,524,169
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       45,183
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     1,524,169
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,569,352

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      19.4%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             IN

--------------------------------------------------------------------------------

Schedule 13D                                                        Page 9 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Deven Parekh
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       PF, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            0
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          1,524,169
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       0
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     1,524,169
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,524,169

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      18.8%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             IN

--------------------------------------------------------------------------------

Schedule 13D                                                       Page 10 of 17

CUSIP No.        18681D-10-9
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Peter Sobiloff
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]

        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only

--------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)       PF, BK

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power            9,523
Shares          ----------------------------------------------------------------
Beneficially    8.  Shared Voting Power          1,524,169
Owned by        ----------------------------------------------------------------
Each            9.  Sole Dispositive Power       9,523
Reporting       ----------------------------------------------------------------
Person With     10. Shared Dispositive Power     1,524,169
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,533,692

--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)      19.0%

--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)             IN

--------------------------------------------------------------------------------

Schedule 13D                                                       Page 11 of 17

Preliminary Note:       The information contained in this Schedule 13D has been
                        amended to reflect a preliminary non-binding offer from an affiliate of the Reporting Persons regarding a potential merger transaction with the Issuer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 has been amended and restated to read as follows:

      On April 9, 2003, Insight Venture Management, LLC ("Insight Management"), an affiliate of the Reporting Persons, delivered to the Issuer a non-binding term sheet (the "Term Sheet") regarding the proposed merger (the "Merger") of the Issuer and an affiliate of Insight Management (the "Purchaser"). Pursuant to the Merger, a wholly-owned subsidiary of the Purchaser would merge with and into the Issuer, such that Issuer would become a wholly-owned subsidiary of Purchaser, and the stockholders of Issuer would exchange their shares of Common Stock for cash at $3.55 per share of Common Stock. The consummation of the Merger would be subject to various conditions, including, without limitation, the approval of the Merger by Issuer's stockholders, the receipt of required governmental and other approvals, and the requirement that Issuer's unrestricted cash balance at closing be at least $32.5 million. Any references to or descriptions of the Merger are qualified in their entirety by reference to the Term Sheet, a copy of which is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 3. It is currently contemplated that the funds to be used by the Insight Entity Reporting Persons for the Merger may be obtained from the Insight Entity Reporting Persons' contributed capital funds or from additional sources such as banks or third-party investors.

ITEM 4: PURPOSE OF TRANSACTION

      Item 4 has been amended and restated to read as follows:

      The purpose of the Merger is to enable one or more of the Insight Entity Reporting Persons or their affiliates to acquire all of the outstanding Common Stock of the Issuer, subject to the terms and conditions set forth in the Term Sheet. Any references to or descriptions of the Merger are qualified in their entirety by reference to the Term Sheet, which is incorporated by reference herein in its entirety.

      Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations. The Reporting Persons intend to review on a continuing basis various factors relating to each Reporting Person's investment in Issuer, including but not limited to Issuer's business and prospects, the price and availability of Issuer's securities, subsequent developments affecting Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons' general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Persons may at any time decide to purchase additional securities of Issuer and may determine to sell all or part of their investment in Issuer.

      Other than as indicated above, the Reporting Persons have no other present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Issuer's Board of Directors; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting

Schedule 13D                                                       Page 12 of 17

Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 has been amended and restated to read as follows:

      Based on 8,092,786 shares of Common Stock as reported in the Issuer's Form 10-K for the year ending December 31, 2002, filed on March 31, 2003:

      (a)

           (i) Amount beneficially owned


                Insight Venture Associates III, LLC                  1,524,169**
                Insight Capital Partners III, L.P.                   1,071,092
                Insight Capital Partners III Co-Investors, L.P.        187,748
                Insight Capital Partners (Cayman) III, L.P.            265,329
                Jeffrey Horing                                       1,533,692
                Scott Maxwell                                        1,524,169
                Jerry Murdock                                        1,569,352
                Deven Parekh                                         1,524,169
                Peter Sobiloff                                       1,533,692
                                                                     ---------
                Aggregate as of April 15, 2003                       1,588,398


          (ii) Percent of Class

                Insight Venture Associates III, LLC                    18.8%
                Insight Capital Partners III, L.P.                     13.2%
                Insight Capital Partners III Co-Investors, L.P.         2.3%
                Insight Capital Partners (Cayman) III, L.P.             3.3%
                Jeffrey Horing                                         19.0%
                Scott Maxwell                                          18.8%
                Jerry Murdock                                          19.4%
                Deven Parekh                                           18.8%
                Peter Sobiloff                                         19.0%
                                                                       ----
                Aggregate as of April 15, 2003                         19.6%

      (b) Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote

                Insight Venture Associates III, LLC                            0
                Insight Capital Partners III, L.P.                     1,071,092
                Insight Capital Partners III Co-Investors, L.P.          187,748
                Insight Capital Partners (Cayman) III, L.P.              265,329
                Jeffrey Horing                                             9,523
                Scott Maxwell                                                  0
                Jerry Murdock                                             45,183
                Deven Parekh                                                   0
                Peter Sobiloff                                             9,523
                                                                       ---------
                Aggregate as of April 15, 2003                         1,588,398

**The Issuer's records reflect that certain affiliates of Insight Venture Associates III, LLC beneficially own an aggregate of 1,523,331 shares of the Issuer's Common Stock, a difference of 838 shares. The Reporting Persons are attempting to reconcile this difference with the Issuer.

Schedule 13D                                                       Page 13 of 17

         (ii) Shared power to vote or direct the vote

                Insight Venture Associates III, LLC                    1,524,169
                Insight Capital Partners III, L.P.                             0
                Insight Capital Partners III Co-Investors, L.P.                0
                Insight Capital Partners (Cayman) III, L.P.                    0
                Jeffrey Horing                                         1,524,169
                Scott Maxwell                                          1,524,169
                Jerry Murdock                                          1,524,169
                Deven Parekh                                           1,524,169
                Peter Sobiloff                                         1,524,169
                                                                       ---------
                Aggregate as of April 15, 2003                         1,524,169

         (iii) Sole power to dispose or direct the disposition of

                Insight Venture Associates III, LLC                            0
                Insight Capital Partners III, L.P.                     1,071,092
                Insight Capital Partners III Co-Investors, L.P.          187,748
                Insight Capital Partners (Cayman) III, L.P.              265,329
                Jeffrey Horing                                             9,523
                Scott Maxwell                                                  0
                Jerry Murdock                                             45,183
                Deven Parekh                                                   0
                Peter Sobiloff                                             9,523
                                                                       ---------
                Aggregate as of April 15, 2003                         1,588,398

         (iv) Shared power to dispose or direct the disposition of

                Insight Venture Associates III, LLC                    1,524,169
                Insight Capital Partners III, L.P.                             0
                Insight Capital Partners III Co-Investors, L.P.                0
                Insight Capital Partners (Cayman) III, L.P.                    0
                Jeffrey Horing                                         1,524,169
                Scott Maxwell                                          1,524,169
                Jerry Murdock                                          1,524,169
                Deven Parekh                                           1,524,169
                Peter Sobiloff                                         1,524,169
                                                                       ---------
                Aggregate as of April 15, 2003                         1,524,169

      (c) The following is a list of transactions in the Common Stock that were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), above:
N/A

Schedule 13D                                                       Page 14 of 17

              TRANSACTION         TYPE OF TRANSACTION
NAME             DATE               (PURCHASE/SALE)         SHARES        PRICE PER SHARE
----             ----               ---------------         ------        ---------------



      (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

      (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the owner of more than five percent (5%) of the shares of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 has been amended and restated to read as follows:

      Insight Management has entered into a confidentiality agreement with the Issuer (the "Confidentiality Agreement"), pursuant to which Insight Management has agreed that until the earlier of March 14, 2004 or six months following the written termination of discussions regarding a potential transaction with the Issuer, Insight Management and its affiliates will not take certain actions relating to the acquisition or control of the Issuer, including, among other things, the acquisition of assets or securities of the Issuer, any tender or exchange offer involving the Issuer, the liquidation of the Issuer or the solicitation of proxies with respect to the Issuer's securities, in each case subject to certain exceptions. A copy of the Confidentiality Agreement is filed as Exhibit 99.2 hereto and is incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 has been amended and restated to read as follows:

      Exhibit 99.1: Letter and Term Sheet, dated as of April 9, 2003, by Insight Venture Management, LLC to Click Commerce, Inc.

      Exhibit 99.2: Confidentiality Agreement, dated as of March 14, 2003, by and between Click Commerce, Inc. and Insight Venture Management, LLC

Schedule 13D                                                       Page 15 of 17

                              Power of Attorney

     KNOW ALL MEN BY THESE PRESENT that each individual whose signature appears below constitutes and appoints each of Blair Flicker, Jeffrey Horing and Deven Parekh such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE ASSOCIATES III, LLC

April 15, 2003
--------------------------------------------------------------------------------
Date

/s/ Jeffrey Horing
--------------------------------------------------------------------------------
Signature

Jeffrey Horing/Managing Member
--------------------------------------------------------------------------------
Name/Title


INSIGHT CAPITAL PARTNERS III, L.P.

April 15, 2003
--------------------------------------------------------------------------------
Date

/s/ Jeffrey Horing
--------------------------------------------------------------------------------
Signature

Jeffrey Horing/Managing Member
--------------------------------------------------------------------------------
Name/Title


INSIGHT CAPITAL PARTNERS III CO-INVESTORS, L.P.

April 15, 2003
--------------------------------------------------------------------------------
Date

/s/ Jeffrey Horing
--------------------------------------------------------------------------------
Signature

Jeffrey Horing/Managing Member
--------------------------------------------------------------------------------
Name/Title

Schedule 13D                                                       Page 16 of 17


INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

April 15, 2003
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Date

/s/ Jeffrey Horing
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Signature

Jeffrey Horing/Managing Member
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Name/Title


JEFFREY HORING

April 15, 2003
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Date

/s/ Jeffrey Horing
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Signature

Jeffrey Horing
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Name/Title


SCOTT MAXWELL

April 15, 2003
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Date

/s/ Scott Maxwell
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Signature

Scott Maxwell
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Name/Title


JERRY MURDOCK

April 15, 2003
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Date

/s/ Jerry Murdock
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Signature

Jerry Murdock
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Name/Title


DEVEN PAREKH

April 15, 2003
--------------------------------------------------------------------------------
Date

Schedule 13D                                                       Page 17 of 17

/s/ Deven Parekh
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Signature

Deven Parekh
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Name/Title

PETER SOBILOFF

April 15, 2003
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Date

/s/ Peter Sobiloff
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Signature

Peter Sobiloff
--------------------------------------------------------------------------------
Name/Title